EXHIBIT 99.5

Report of Independent Registered Public Accounting Firm

To Management of NewPage Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years ended December 31, 2014 and 2013 present fairly, in all material respects, the financial position of NewPage Holdings Inc. and its subsidiaries (“Successor Company” or “NewPage Holdings”) at December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, on January 7, 2015, NewPage Holdings was acquired by Verso Corporation, formerly named Verso Paper Corp., and, immediately preceding this acquisition, divested the Biron and Rumford mills to Catalyst Paper Holdings Inc. Our opinion is not modified with respect to these matters.

As discussed in Note 3 to the consolidated financial statements, the United States Bankruptcy Court for the district of Delaware confirmed NewPage Corporation and certain of its U.S. Subsidiaries’ Chapter 11 plan on December 21, 2012. Confirmation of the Chapter 11 plan resulted in the discharge of claims as described in the Chapter 11 plan against NewPage Corporation and certain of its U.S. subsidiaries that arose before September 7, 2011 and terminated all rights and interests of equity security holders as provided for in the Chapter 11 plan. The Chapter 11 plan was substantially consummated on December 21, 2012 and NewPage Corporation and certain of its U.S. subsidiaries emerged from bankruptcy. In connection with its emergence from bankruptcy, the Successor Company adopted fresh start accounting as of December 31, 2012. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cincinnati, Ohio

March 23, 2015

Report of Independent Registered Public Accounting Firm

To Management of NewPage Holdings Inc.:

In our opinion, the accompanying consolidated statements of operations, comprehensive income, equity and cash flows for the year ended December 31, 2012 present fairly, in all material respects, the results of operations and cash flows of NewPage Corporation and its subsidiaries (“Predecessor Company” or “NewPage”) for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, NewPage Corporation and certain of its U.S. subsidiaries each filed a voluntary petition on September 7, 2011 with the United States Bankruptcy Court for the district of Delaware for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. NewPage Corporation and certain of its U.S. subsidiaries’ Chapter 11 plan was substantially consummated on December 21, 2012 and NewPage Corporation and certain of its U.S. subsidiaries emerged from bankruptcy. In connection with its emergence from bankruptcy, NewPage adopted fresh start accounting. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cincinnati, Ohio

March 29, 2013

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

Dollars in millions, except per share amounts

	Successor
	2014	2013
ASSETS
Cash and cash equivalents	$8	$83
Restricted cash (Note 2)	7	—
Accounts receivable, net of allowance for doubtful accounts of $0 and $1	160	204
Inventories (Note 5)	449	520
Other current assets	12	25
Current assets held for sale (Note 2)	118	—

Total current assets	754	832

Property, plant and equipment, net (Note 6)	906	1,208
Other assets	138	135

TOTAL ASSETS	$1,798	$2,175

LIABILITIES AND EQUITY
Accounts payable	$136	$168
Other current liabilities (Note 9)	159	177
Current maturities of long-term debt (Note 10)	19	—
Current liabilities held for sale (Note 2)	56	—

Total current liabilities	370	345

Long-term debt (Note 10)	715	487
Other long-term obligations	478	308
Other long-term obligations held for sale (Note 2)	12	—
Commitments and contingencies (Note 13)

EQUITY
Preferred stock, 100,000 shares authorized, $0.001 per share par value	—	—
Common stock, par value $0.001 (16,000,000 shares authorized, with 7,118,003 issued and 7,087,440 outstanding on December 31, 2014 and 7,093,924 shares issued and 7,087,239 outstanding on December 31, 2013)	—	—
Treasury stock, at cost (30,563 shares on December 31, 2014 and 6,685 shares on December 31, 2013)	(2)	—
Additional paid-in capital	573	814
Accumulated deficit	(330)	(2)
Accumulated other comprehensive income (loss)	(18)	223

Total equity	223	1,035

TOTAL LIABILITIES AND EQUITY	$1,798	$2,175

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Dollars in millions

	Successor		Predecessor
	2014	2013	2012
Net sales	$3,066	$3,054	$3,131
Cost of sales	2,965	2,865	3,015
Selling, general and administrative expenses	121	146	139
Interest expense (Note 10)	111	47	26
Other (income) expense, net (Note 2)	198	—	—

Income (loss) before reorganization items and income taxes	(329)	(4)	(49)
Reorganization items, net (Note 3)	—	—	(1,288)

Income (loss) before income taxes	(329)	(4)	1,239
Income tax (benefit)	(1)	(2)	(19)

Net income (loss)	$(328)	$(2)	$1,258

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Dollars in millions

	Successor		Predecessor
	2014	2013	2012
Net income (loss)	$(328)	$(2)	$1,258
Other comprehensive income (loss), net of tax:
Defined-benefit postretirement plans:
Change in net actuarial gains (losses)	(234)	222	(92)
Change in net prior service (cost) credit	—	—	18
Cash-flow hedges:
Change in unrealized gains (losses)	(4)	1	—
Reclassification adjustment to net income (loss)	(3)	—	—

Other comprehensive income (loss), net of tax	(241)	223	(74)

Comprehensive income (loss)	$(569)	$221	$1,184

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

YEAR ENDED DECEMBER 31, 2014

Dollars in millions

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount
December 31, 2013 (Successor)	7,093,924	$—	(6,685)	$—	$814	$(2)	$223	$1,035
Net income (loss)						(328)		(328)
Other comprehensive income (loss)							(241)	(241)
Unclaimed and undistributed shares (Note 14)			(12,285)	—				—
Common stock issued for restricted stock, net	24,079	—	(11,593)	(2)	2			—
Common stock dividends (Note 2)					(243)			(243)

December 31, 2014 (Successor)	7,118,003	$—	(30,563)	$(2)	$573	$(330)	$(18)	$223

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

YEAR ENDED DECEMBER 31, 2013

Dollars in millions

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount
December 31, 2012 (Successor)	7,080,000	$—	—	$—	$813	$—	$—	$813
Net income (loss)						(2)		(2)
Other comprehensive income (loss)							223	223
Common stock issued for restricted stock, net	13,924	—	(6,685)	—	1			1

December 31, 2013 (Successor)	7,093,924	$—	(6,685)	$—	$814	$(2)	$223	$1,035

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

YEAR ENDED DECEMBER 31, 2012

Dollars in millions

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2011 (Predecessor)	100	$—	$812	$(1,676)	$(321)	$(1,185)
Net income (loss)				1,258		1,258
Other comprehensive income (loss)					(74)	(74)
Equity awards			1			1
Cancellation of Predecessor Company common stock	(100)	—
Elimination of Predecessor Company additional paid-in capital, accumulated deficit and accumulated other comprehensive income (loss)			(813)	418	395	—

Balance at December 31, 2012 (Predecessor)	—	$—	$—	$—	$—	$—

Issuance of Successor Company common stock	7,080,000	$—	$813	$—	$—	$813

Balance at December 31, 2012 (Successor)	7,080,000	$—	$813	$—	$—	$813

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Dollars in millions

	Successor		Predecessor
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(328)	$(2)	$1,258
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	189	184	242
Asset impairment charges (Note 2)	198	—	—
Non-cash interest expense	7	6	65
Non-cash loss on extinguishment/modification of debt (Note 10)	23	—	—
(Gain) loss on disposal of assets	4	2	6
Deferred income taxes	(1)	(2)	(1)
Pension expense (income)	(11)	3	33
Pension funding	(39)	(41)	(27)
Equity award expense (Note 14)	10	14	1
Non-cash reorganization items, net	—	—	(1,408)
Debtor in possession financing costs	—	—	4
Payment of settlement cash and litigation trust funding	—	—	(32)
Change in operating assets and liabilities:
Accounts receivable	(2)	16	17
Inventories	—	(48)	(28)
Other operating assets	(1)	(12)	17
Accounts payable	4	(25)	(6)
Accrued expenses and other obligations	(26)	21	(138)

Net cash provided by (used for) operating activities	27	116	3

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(67)	(75)	(157)
Proceeds from sales of assets	5	1	—
Restricted cash	(7)	—	12
Proceeds from sale of investment shares	—	4	—

Net cash provided by (used for) investing activities	(69)	(70)	(145)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	735	—	490
Payment of financing costs	(28)	(1)	(27)
Repayments of long-term debt	(495)	(5)	(166)
Borrowings on revolving credit facility	595	405	—
Payments on revolving credit facility	(595)	(405)	—
Proceeds from debtor in possession financing	—	—	379
Repayments of debtor in possession financing	—	—	(629)
Debtor in possession financing costs	—	—	(4)
Common stock cash dividends paid (Note 2)	(243)	—	—
Acquisition of treasury stock	(2)	—	—

Net cash provided by (used for) financing activities	(33)	(6)	43

Net increase (decrease) in cash and cash equivalents	(75)	40	(99)
Cash and cash equivalents at beginning of period	83	43	142

Cash and cash equivalents at end of period	$8	$83	$43

SUPPLEMENTAL INFORMATION
Cash paid for interest	$66	$40	$69

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Dollars in millions, except per share amounts

1. ORGANIZATION AND BASIS OF PRESENTATION

NewPage Holdings Inc. (“NewPage Holdings”) is a holding company that owns all of the outstanding capital stock of NewPage Investment Company LLC (“NewPage Investment”), which is a holding company that owns all of the outstanding capital stock of NewPage Corporation (“NewPage”). NewPage and its subsidiaries are engaged in manufacturing, marketing and distributing printing papers used primarily for commercial printing, magazines, catalogs, textbooks and labels. Our products include coated, uncoated, supercalendered and specialty papers and market pulp. Our products are manufactured at multiple mills in the United States and are supported by multiple distribution and converting locations. We operate within one operating segment. The consolidated financial statements include the accounts of NewPage Holdings and all entities it controls. All intercompany transactions and balances have been eliminated.

Unless the context provides otherwise, the terms “we,” “our” and “us” refer to NewPage Holdings and its consolidated subsidiaries.

Basis of Presentation

Effective upon the commencement of the Chapter 11 Proceedings (defined in Note 3) in September 2011 and up until emergence, NewPage applied the guidance in Financial Accounting Standards Board Accounting Standards Codification 852, Reorganizations (“ASC 852”), in preparing its consolidated financial statements. This guidance does not change the manner in which financial statements are prepared. However, it requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, during the Chapter 11 Proceedings, NewPage: (i) recorded certain expenses, charges and credits incurred or realized that were directly associated with or resulting from the reorganization and restructuring of the business in Reorganization items, net in NewPage’s Consolidated Statements of Operations; (ii) classified pre-petition obligations that could be impaired by the reorganization process in NewPage’s Consolidated Balance Sheets as liabilities subject to compromise; and (iii) ceased recording interest expense on certain of the Debtors’ (defined in Note 3) pre-petition debt obligations.

As further discussed in Note 3, on December 21, 2012, we emerged from Chapter 11 Proceedings. In accordance with ASC 852, fresh start accounting was required upon our emergence from the Chapter 11 Proceedings, which we applied effective December 31, 2012 (the “Convenience Date”). As such, the application of fresh start accounting was reflected in our Consolidated Balance Sheet as of December 31, 2012 and fresh start adjustments related thereto were included in our Consolidated Statement of Operations for the year ended December 31, 2012.

The implementation of the Chapter 11 plan and the application of fresh start accounting materially changed the carrying amounts and classifications reported in our consolidated financial statements and resulted in our becoming a new entity for financial reporting purposes. Accordingly, our consolidated financial statements for periods prior to December 31, 2012 will not be comparable to our consolidated financial statements as of December 31, 2012 or for periods subsequent to December 31, 2012. References to “Successor” or “Successor Company” refer to NewPage Holdings on or after

December 31, 2012, after giving effect to the implementation of the Chapter 11 plan and the application of fresh start accounting. References to “Predecessor” or “Predecessor Company” refer to NewPage prior to December 31, 2012. Additionally, references to periods on or after December 31, 2012 refer to the Successor and references to periods prior to December 31, 2012 refer to the Predecessor.

We have evaluated subsequent events through the time of issuing these financial statements on March 23, 2015.

2. ACQUISITIONS AND DISPOSITIONS

Agreement and Plan of Merger

On January 3, 2014, NewPage Holdings, Verso Paper Corp., (“Verso”), and Verso Merger Sub Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Verso (“Merger Sub”), entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into NewPage Holdings on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), with NewPage Holdings surviving the Merger as an indirect, wholly owned subsidiary of Verso.

Merger Consideration

The Merger Agreement provides for a series of transactions pursuant to which equity holders of NewPage Holdings will receive (i) approximately $250 in cash as a special distribution (“Special Distribution”), approximately $243 of which was paid as a common stock dividend to the stockholders of record on February 14, 2014, with the remaining $7 paid into an escrow account (restricted cash) for the benefit of the holders of NewPage Holdings restricted stock units and stock options, from the proceeds of a new $750 bank borrowing that also refinanced NewPage Holdings’ former $500 term loan facility; plus the cash actually received by NewPage Holdings in respect of any exercises of NewPage Holdings stock options between the date of the Merger Agreement and the closing of the Merger; (ii) $650 aggregate principal amount of new Verso 11.75% first lien notes (valued at face value) to be issued at closing; and (iii) shares of Verso common stock representing 20% (subject to potential upward adjustment to 25% under certain circumstances) of the sum of the outstanding shares of Verso common stock as of immediately prior to closing of the Merger and the shares, if any, underlying vested, in-the-money stock options as of the signing of the agreement (collectively, the “Merger Consideration”).

Upon the closing of the Merger, (a) each share of NewPage Holdings common stock outstanding immediately prior to the closing (other than shares owned directly or indirectly by Verso or Merger Sub or any of their respective subsidiaries, and NewPage Holdings stockholders, if any, who effectively exercise appraisal rights under Delaware law) was canceled, extinguished and converted automatically into the right to receive a portion of the Merger Consideration; (b) each outstanding NewPage Holdings stock option that was an “in-the-money option” (as defined in the Merger Agreement) was vested, canceled and converted into the right to receive an amount equal to (i) the sum of the cash portion of the Merger Consideration (including the prior Special Distribution), Verso first lien notes and Verso common stock that NewPage Holdings’ stockholders are entitled to receive in the Merger in respect of one share of NewPage Holdings’ common stock (including the prior Special Distribution), minus (ii) the aggregate exercise price (without regard to any adjustment in respect of the Special Distribution) of such in-the-money option, and each stock option that is not an in-the-money option was canceled without consideration upon the closing of the Merger; and (c) each holder of NewPage Holdings restricted stock units received an amount of cash, Verso first lien notes and Verso common stock in respect of each

NewPage Holdings restricted stock unit held by such individual in the same proportion as a NewPage Holdings’ stockholder received such forms of consideration in respect of one share of NewPage Holdings common stock at the closing (not including amounts paid prior to closing as a dividend equivalent) and received payment of any outstanding and unpaid dividend equivalent rights in respect of each NewPage Holdings restricted stock unit held by such individual.

Regulatory Approval

On February 28, 2014, Verso and NewPage Holdings filed Notification and Report Forms with the Antitrust Division of the Department of Justice (“DOJ”) and Federal Trade Commission. On December 31, 2014, Verso reached a settlement with the DOJ that permitted Verso to proceed with the Merger, subject to customary closing conditions. As part of the settlement process, the United States filed a civil antitrust lawsuit in the U.S. District Court for the District of Columbia alleging that Verso’s proposed acquisition of NewPage would violate the antitrust laws. At the same time, the United States filed a settlement that resolved the lawsuit and enabled the transaction to proceed. The settlement required the divestiture of NewPage’s paper mills in Biron, Wisconsin, and Rumford, Maine.

Merger Consummation

On January 7, 2015 (the “Closing Date”), Verso Corporation, formerly named Verso Paper Corp., consummated the Merger. Consideration paid to former equity holders of NewPage Holdings consisted of (i) $650 aggregate principal amount of New First Lien Notes (valued at face value) issued at closing and (ii) 13,607,693 shares of Verso Corporation common stock. In addition, the remaining portion of the $7 in cash set aside in escrow associated with the Special Distribution was distributed at closing.

In connection with the consummation of the Merger, (1) Verso Paper Holdings LLC (“Verso Holdings”), an indirect, wholly owned subsidiary of Verso Corporation, and Verso Paper Inc., a wholly owned subsidiary of Verso Holdings (together with Verso Holdings, the “Issuers”) entered into an indenture (the “New First Lien Notes Indenture”) among the Issuers, certain subsidiaries of Verso Holdings, as guarantors (the “Guarantors”), and Wilmington Trust, National Association, as trustee (the “Trustee”), governing the Issuers’ $650 aggregate principal amount of 11.75% Senior Secured Notes due 2019 (the “New First Lien Notes”) and issued the New First Lien Notes to the stockholders of NewPage Holdings as partial consideration in the Merger; (2) NewPage Holdings became a guarantor under certain of the Issuers’ credit facilities and notes (see table below); (3) Verso Corporation, NewPage Holdings and NewPage entered into a Shared Services Agreement; and (4) Robert M. Amen, a former director of NewPage Holdings, was elected as a director of Verso Corporation.

A summary of Verso Corporation debt guaranteed by NewPage Holdings is follows:

	Original Maturity	Interest Rate	Par Value
Revolving Credit Facilities (1)	5/4/2017	2.54%	$63
11.75% Senior Secured Notes	1/15/2019	11.75%	1,068
11.75% Secured Notes	1/15/2019	11.75%	272
Second Priority Adjustable Senior Secured Notes	8/1/2020	13.00%	178
Adjustable Senior Subordinated Notes	8/1/2020	16.00%	63

Total Verso Debt Guaranteed by NewPage Holdings			$1,644

(1)	Revolving credit facility amount as of December 31, 2014

Amendment No. 1 to the Stockholders Agreement

On January 3, 2014, NewPage Holdings and certain stockholders that beneficially own in the aggregate approximately 69% of the outstanding shares of NewPage Holdings common stock held by all stockholders, entered into Amendment No. 1 (the “Amendment”) to the Stockholders Agreement, dated as of December 21, 2012 (the “Stockholders Agreement”). Under the Amendment, all of the terms and conditions of the Stockholders Agreement continued in full force and effect, except the following:

•	Section 2.5(a)(iii) was amended to permit NewPage Holdings to enter into the Merger Agreement, without having first obtained the affirmative vote or written consent of stockholders who beneficially own a majority of the outstanding share of NewPage Holdings common stock held by all stockholders.

•	Section 7.1(a) was amended to provide that the date on which NewPage Holdings is required to file, and thereafter use its best efforts to cause to be declared effective as promptly as practicable, a registration statement on Form S-1 for the registration and sale of shares of NewPage Holdings common stock pursuant to an underwritten primary or secondary public offering that results in a qualified public offering, was amended to be the date that is twelve (12) months after the date of termination, if any, of the Merger Agreement.

•	Section 8.1 of the Stockholders Agreement was amended to provide that the Stockholders Agreement will automatically terminate at the effective time of the Merger.

Divestiture of Certain Mill Assets and Liabilities

On October 30, 2014, NewPage and two of its wholly-owned subsidiaries (NewPage Wisconsin System Inc. (“NewPage Wisconsin”), a Wisconsin corporation, and Rumford Paper Company (“Rumford”), a Delaware corporation) entered into an Asset Purchase Agreement (“APA”) with Catalyst Paper Holdings Inc. (“Catalyst”), a Delaware corporation. Pursuant to the APA and subject to its terms and conditions, NewPage Wisconsin and Rumford have agreed to sell to Catalyst certain assets and rights relating to the businesses (the “Business”) conducted at NewPage’s Biron mill and Rumford mill and Catalyst has agreed to pay NewPage $74 (subject to certain purchase price adjustments pursuant to the APA) and to assume certain liabilities relating to the Business (the “Catalyst Transaction”).

The APA contains customary representations and warranties made by each of NewPage and Catalyst. In addition, the APA contains customary covenants, including covenants (a) requiring NewPage to conduct the Business in the ordinary course consistent with past practice and (b) prohibiting Catalyst from contacting vendors, suppliers, customers or employees of NewPage Wisconsin and Rumford. The consummation of the Catalyst Transaction was subject to customary closing conditions and the consummation of the Merger.

Concurrently with the execution and delivery of the APA, each of Verso and NewPage Holdings respectively executed and delivered to Catalyst a limited guarantee of the obligations of NewPage, NewPage Wisconsin and Rumford under the APA and certain related transactional documents and Catalyst Paper Corporation executed and delivered to NewPage, NewPage Wisconsin and Rumford and Verso a limited guarantee of Catalyst’s obligations under the APA and certain related transactional documents.

On January 7, 2015, in connection with and immediately prior to the consummation of the acquisition of NewPage Holdings by Verso, the Catalyst Transaction was consummated for proceeds of $62 (subject to certain purchase price adjustments pursuant to the APA). See Note 10 for additional information.

In connection with the Catalyst Transaction, we evaluated the disposal group for amounts held for sale and for impairment considerations. As a result of this evaluation, during the fourth quarter of 2014, we recognized asset impairment charges in other (income) expense of $198 (see Note 4, Note 6 and Note 7 for additional information). Furthermore, certain assets and liabilities associated with the Catalyst Transaction have been classified as held for sale on the Consolidated Balance Sheet as of December 31, 2014, including $46 of accounts receivable, $71 of inventories, $1 of other current assets, $36 of accounts payable, $20 of accrued expenses and $12 of other long-term obligations.

3. CREDITOR PROTECTION PROCEEDINGS

Emergence from Creditor Protection Proceedings

NewPage and its debtor subsidiaries emerged from Chapter 11 Proceedings (defined below) on December 21, 2012 (the “Emergence Date”). NewPage’s former direct parent and debtor affiliate, NewPage Holding Corporation (“NP Holding”) and NewPage’s former indirect parent and debtor affiliate, NewPage Group Inc. (“NP Group”), dismissed their Chapter 11 cases and did not emerge on the Emergence Date.

On September 7, 2011, NP Group, NP Holding, NewPage, and the following U.S. subsidiaries: Chillicothe Paper Inc., Escanaba Paper Company, Luke Paper Company, NewPage Canadian Sales LLC, NewPage Consolidated Papers Inc., NewPage Energy Services LLC, NewPage Port Hawkesbury Holding LLC, NewPage Wisconsin, Rumford, Upland Resources, Inc., and Wickliffe Paper Company LLC (collectively, the “Debtors”) commenced voluntary cases (“Chapter 11 Proceedings”) under Chapter 11 of the United States Bankruptcy Code, as amended (“Chapter 11”), in the United States Bankruptcy Court for the District of Delaware (Case Nos. 11-12804 through 11-12817) (“Bankruptcy Court”). Our subsidiary, Consolidated Water Power Company, was not a part of the Chapter 11 Proceedings. Separately, on September 6, 2011, our former Canadian subsidiary, NewPage Port Hawkesbury Corp. (“NPPH”), commenced proceedings seeking creditor protection under the Companies’ Creditors Arrangement Act of Canada (the “CCAA Proceedings”).

In connection with the CCAA Proceedings, NPPH was placed under the jurisdiction of the Canadian court and a court-appointed monitor. On September 25, 2012, the NPPH plan of compromise and arrangement was sanctioned by the Canadian court. Pursuant to the NPPH plan, NPPH was sold on September 28,

2012, and the monitor delivered C$31 to the Bank of New York Mellon, as collateral trustee under the collateral trust agreement dated May 2, 2005, to be held in trust for the benefit of the holders of NewPage’s first-lien notes, second-lien notes and subordinated notes. Upon emergence from Chapter 11, the collateral trustee distributed the funds in accordance with the collateral trust agreement and the subordinated notes indenture, the Chapter 11 plan and an order of the Bankruptcy Court in the Chapter 11 Proceedings.

Upon implementation of the Chapter 11 plan, the Debtors were reorganized through the consummation of several transactions pursuant to which, among other things:

•	each of the Debtors’ operations were continued in substantially the same form;

•	all allowed pre-petition and post-petition secured claims (other than holders of First Lien Notes Claims, defined below), administrative expense claims and priority claims were paid in full in cash, including accrued interest, if applicable, and all pre-petition and post-petition debtor in possession credit facilities were terminated;

•	holders of allowed claims (“First Lien Notes Claims” or “First Lien Noteholders”) arising from the Debtors’ pre-petition 11.375% Senior Secured Notes (“First Lien Notes”) received on account of their claims their pro rata share of (i) common stock issued by NewPage Holdings and (ii) $103 cash;

•	a litigation trust (“Litigation Trust”) was formed for the purpose of administering the Litigation Trust assets and distributions, and evaluating and prosecuting objections to disputed general unsecured claims and pursuing other litigation claims, pursuant to the Chapter 11 plan;

•	holders of pre-petition unsecured claims (other than qualified trade creditors, described below) and undersecured claims received their pro rata share of a cash payment of $30 made to the Litigation Trust by the Debtors upon emergence and beneficial interests in the Litigation Trust which included, among other items, $40 of cash related to the Stora Enso settlement;

•	the purchase of a paper machine located at the Stevens Point mill (“PM 35”), previously under a capital lease, pursuant to the Stora Enso settlement, for a total purchase price of $54, consisting of $40 in cash paid to the Litigation Trust and $14 in cash paid to Stora Enso;

•	holders of general unsecured claims that elected to become qualified trade creditors by agreeing to provide favorable credit terms to us received a cash recovery of 15% of their allowed claim, payable over two years;

•	all equity interests in NewPage and its former parent entities, NP Holding and NP Group existing immediately prior to the Emergence Date, including common stock, were discharged, canceled, released and extinguished;

•	NewPage Investment issued one unit, representing sole ownership, to NewPage Holdings. NewPage issued 100 shares of common stock to NewPage Investment;

•	NewPage Holdings issued an aggregate of 7,080,000 shares of NewPage Holdings common stock, par value $0.001 per share, to the distribution agent for the benefit of the First Lien Noteholders;

•	the 2012 Long-Term Incentive Plan became effective and awards representing 371,310 shares of NewPage Holdings common stock (315,614 stock options and 55,696 restricted stock units) were granted out of a total of 786,667 shares reserved for issuance under the Long-Term Incentive Plan;

•	various previously existing employee benefit plans, including pension and other post-employment benefit plans were reinstated with certain modifications;

•	the Debtors’ assets were retained by, and were reinvested in, us; and

•	we entered into a $500 senior secured exit term loan credit facility and a $350 revolving credit facility.

While we resolved our Chapter 11 claims by December 31, 2013, some proofs of claims remained in dispute. Disputed proofs of claims will be resolved by the Litigation Trust, and any resolution of those claims should not impact us.

Events prior to emergence from Chapter 11 Proceedings

During the Chapter 11 Proceedings, the Debtors remained in possession of their U.S. assets and properties and operated their U.S. business and managed their properties as debtors in possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of Chapter 11. In general, the Debtors were authorized to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court.

Subject to certain exceptions under Chapter 11, the Debtors’ filings automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors and their respective property to recover, collect or secure a claim arising prior to the filing of the Chapter 11 Proceedings. Chapter 11 gave the Debtors the ability to reject certain contracts, subject to Bankruptcy Court oversight. The Debtors engaged in a review of their respective various agreements and rejected a number of unfavorable agreements and leases, including leases of real estate and equipment. The creditors affected by these actions were given the opportunity to file proofs of claims in the Chapter 11 Proceedings.

Reorganization items, net

ASC 852 requires separate disclosure of reorganization items such as realized gains and losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees and other expenses directly related to the reorganization process under the Chapter 11 Proceedings.

Reorganization items, net consist of:

Predecessor
Year Ended 12/31/2012
Professional fees(1)	$70
Debtor in possession financing costs(2)	4
Provision for rejected executory contracts	31
Loss due to changes in pension plans pursuant to the Chapter 11 plan	25
Loss related to tax impact of the Chapter 11 plan	80
Gain on extinguishment of debt	(2,263)
Loss on fresh start revaluation	759
Adjustment to PM35 assets pursuant to Stora Enso settlement	16
Other(3)	(10)

$(1,288)

(1)	Professional fees directly related to the Chapter 11 Proceedings, ongoing monitoring and establishment of a reorganization plan, including legal, accounting and other professional fees and including certain professional fees incurred by our creditors in connection with the Chapter 11 Proceedings, as required by the Bankruptcy Court.
(2)	Debtor in possession financing costs incurred during 2012 in connection with entering into the debtor in possession credit agreement.
(3)	Primarily associated with adjustments of reserves to estimated allowed claims.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates and assumptions

The preparation of these consolidated financial statements required management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fresh start accounting

As discussed in Note 1, we applied fresh start accounting as of the December 31, 2012 Convenience Date. Under fresh start accounting, the reorganization value, as derived from the enterprise value established in the Chapter 11 plan, was allocated to our assets and liabilities based on their fair values (except for deferred income taxes and pension and OPEB projected benefit obligations) in accordance with ASC 805, Business Combinations, with the excess of reorganization value over the net asset value recorded as goodwill. The amount of deferred income taxes recorded was determined in accordance with ASC 740, Income Taxes. The amount of pension and OPEB projected benefit obligations recorded was determined in accordance with ASC 715, Compensation-Retirement Benefits. Therefore, all assets and liabilities reflected in the Consolidated Balance Sheet of the Successor Company were recorded at fair value or, for deferred income taxes and pension and OPEB projected benefit obligations, in accordance with the respective accounting policy described below.

Cash equivalents

Highly liquid securities with an original maturity of three months or less are considered to be cash equivalents.

Concentration of credit risk

We are potentially subject to concentrations of credit risk related to our accounts receivable. The majority of accounts receivable are with paper merchants, printers and publishers. We limit our credit risk by performing ongoing credit evaluations and, when deemed necessary, by requiring accelerated payment terms, letters of credit, guarantees or collateral. For the year ended December 31, 2014, sales to our largest customer was 25% of net sales. No other single customer accounted for over 10% of net sales. For the year ended December 31, 2013 sales to our largest two customers were 13% and 12% of net sales. For the year ended December 31, 2012, sales to our largest two customers were 14% and 12% of net sales. Accounts receivable, net at December 31, 2014, relating to our largest customer was 23%. No other single customer accounted for over 10% of accounts receivable, net at December 31, 2014. Accounts receivable, net at December 31, 2013, relating to our two largest customers, were 15% and 10% of accounts receivable, net. Our ten largest customers accounted for approximately 54%, 52% and 52% of our net sales for the years ended December 31, 2014, 2013 and 2012.

On July 1, 2014, International Paper announced the completion of the xpedx spinoff and the subsequent merger between xpedx and Unisource. There has not been a material impact to our business as a result of this merger of our two largest customers.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) method for substantially all raw materials and finished goods. Cost of all other inventories, mainly stores and supplies inventories, is determined by the average cost and first-in, first-out methods.

Amortizable intangible assets

Amortizable intangible assets, which consist primarily of trademarks/trade names and customer relationships, are stated at cost less accumulated amortization.

Trademarks/trade names and customer relationships are amortized on a straight-line basis with lives of 10 years and are evaluated periodically for potential impairment if events or circumstances indicate a possible inability to recover their carrying amounts.

Goodwill

We review the carrying value of goodwill for impairment in the fourth quarter of each year or more frequently, if an event or circumstance occurs that triggers such an interim review. The evaluation for goodwill impairment is performed by applying a two-step test. The first step is to compare the reporting unit’s fair value with its respective carrying value, including goodwill. If a reporting unit’s fair value exceeds its carrying value, no impairment loss is recognized. If a reporting unit’s carrying value exceeds its fair value, an impairment charge is recorded equal to the difference between the carrying value of the reporting unit’s goodwill and the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

Property, plant and equipment

Owned assets are recorded at cost. Costs of renewals and betterments of properties are capitalized. The cost of plant and equipment is depreciated utilizing the straight-line method over the estimated useful lives of the assets, which range from 20 to 40 years for buildings, 5 to 30 years for machinery and equipment and 10 years for land improvements.

Maintenance Cost

Predecessor Company

Costs of maintenance and repairs are charged to expense using the direct-expensing method, whereby costs are recorded in the statement of operations in the same period that they are incurred.

Successor Company

Maintenance costs for planned major maintenance shutdowns are deferred in the period in which the maintenance shutdowns occur and expensed ratably over the period until the next planned major shutdown, as we believe that operations benefit throughout that period from the maintenance work performed. Other maintenance costs are expensed as incurred.

During the fourth quarter of 2014, we wrote off $10 in deferred planned major maintenance costs associated with the Biron and Rumford mills as a result of the Catalyst Transaction. See Note 2 for additional information.

Impairment of long-lived assets, other than goodwill

We periodically evaluate whether current events or circumstances indicate that the carrying value of our long-lived assets to be held and used may not be recoverable. If these circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. We report an asset held for sale at the lower of its carrying amount or its fair value less cost to sell.

Derivative financial instruments

We periodically use derivative financial instruments as part of our overall strategy to manage exposure to market risks associated with natural gas price fluctuations. We do not hold or issue derivative financial instruments for trading purposes. We regularly monitor the credit-worthiness of the counterparties to our derivative instruments in order to manage our credit risk exposures under these agreements. Our risk of loss, if any, in the event of nonperformance by any counterparty under derivative financial instrument agreements is not considered material. These derivative instruments are measured at fair value and are classified as assets or liabilities on our Consolidated Balance Sheets depending on the fair value of the instrument. For a derivative designated as a cash-flow hedge, the effective portion of the change in the fair value of the derivative is recorded in Accumulated other comprehensive income (loss) and is recognized in Cost of sales in the Consolidated Statements of Operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash-flow hedges and derivative financial instruments not designated as hedges are recognized immediately in earnings.

Fair value of financial instruments

The fair value of debt is based upon quoted market prices for the same or similar issues or on the current interest rates available to us for debt of similar terms and maturities which are Level 2 inputs in the fair value hierarchy. We measure the fair values of natural gas contracts based on natural gas futures contracts priced on the New York Mercantile Exchange (“NYMEX”) which are Level 2 inputs in the fair value hierarchy.

Environmental

Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Landfills and other asset retirement obligations

We evaluate obligations associated with the retirement of tangible long-lived assets, primarily costs related to the closure and post-closure monitoring of our owned landfills, and record a liability when incurred. Subsequent to initial measurement, we recognize changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

Pension and other postretirement benefits

We maintain various defined benefit pension and other postretirement benefit plans in the United States. The plans are generally funded through payments to pension funds.

Defined benefit pension and other postretirement benefit expense is recorded on a full accrual basis, as opposed to a cash-paid basis, and is reflected in the Consolidated Statements of Operations over the expected working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating defined benefit pension and other postretirement benefit expense are reviewed and updated periodically to the extent that local market economic conditions and demographics change. Actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in future periods. Unrecognized prior service cost and actuarial gains and losses are amortized over the average remaining service of the participants.

Revenue recognition

We recognize revenue at the point when title and the risk of ownership passes to the customer. Substantially all of our revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at the time of shipment for sales where shipping terms transfer title and risk of loss at the shipping point. For sales where shipping terms transfer title and risk of loss at the destination point, revenue is recognized when the goods are received by the customer. For sales made under consignment programs, revenue is recognized in accordance with the terms of the contract. We provide allowances for estimated returns and other customer credits, such as discounts and volume rebates, when the revenue is recognized based on historical experience. Sales of byproducts produced during the manufacturing process are recognized as a reduction of cost of sales. We do not recognize sales taxes collected from customers as revenue; rather we record revenue on a net basis in our statements of operations.

International sales

We had net sales to customers outside of the United States of $247, $290 and $221 for the years ended December 31, 2014, 2013 and 2012.

Income taxes

Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that we will realize the deferred tax assets in the future. We recognize all income tax-related interest expense and statutory penalties imposed by taxing authorities as income tax expense.

Equity compensation

We use the graded vesting attribution method for recognizing stock compensation cost whereby the cost for a stock award is determined on a straight-line basis over the service period for each separate vesting portion of the award as if the award was multiple awards. Stock based awards that will be settled in cash or otherwise require liability classification are recognized as a liability, which is re-measured at fair value as of each balance sheet date. The cumulative effect of the change in fair value is recognized in the period of the change as an adjustment to compensation cost.

Reorganization items, net

ASC 852 requires separate disclosure of reorganization items such as realized gains and losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees and other expenses directly related to the reorganization process under the Chapter 11 Proceedings. See Note 3 for additional information.

5. INVENTORIES

Inventories as of December 31, 2014 and 2013 consist of:

	Successor
	2014	2013
Finished and in-process goods	$299	$343
Raw materials	69	86
Stores and supplies	81	91

	$449	$520

As of December 31, 2014, $32 in finished and in-process goods, $18 in raw materials and $21 in stores and supplies inventories are classified as held for sale as a result of the Catalyst Transaction. See Note 2 for additional information.

Approximately 80% and 82% of inventories at December 31, 2014 and 2013 are valued using the LIFO method. If inventories had been valued at current costs, they would have been valued at $432 (which excludes $64 associated with inventories held for sale) and $489 at December 31, 2014 and 2013.

During the year ended December 31, 2014, inventory quantities were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at higher costs, the effect of which increased cost of goods sold and net loss by approximately $1 during 2014.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2014 and 2013 consist of:

	Successor
	2014	2013
Land and land improvements	$57	$65
Buildings	142	163
Machinery and other	963	1,106
Construction in progress	36	47

	1,198	1,381
Less: accumulated depreciation and amortization	(292)	(173)

	$906	$1,208

Depreciation expense was $180, $175 and $233 for the years ended December 31, 2014, 2013 and 2012.

In connection with the Catalyst Transaction described in Note 2, we determined that sufficient indicators of a potential impairment of our property, plant and equipment existed as of December 31, 2014 and we performed an impairment analysis. As a result of this analysis, we determined that the carrying value of our property, plant and equipment associated with the Rumford and Biron mills exceeded their fair value (Level 3) and as a result we recognized an impairment charge of $182 for property, plant and equipment during the fourth quarter of 2014.

The Company recorded an adjustment in the fourth quarter of 2014 totaling $3 to correct depreciation expense of $2 related to 2013 and $1 related to 2014. The Company concluded that correction of the expense was not material based on a quantitative and qualitative evaluation.

7. INTANGIBLE ASSETS

Goodwill

On the Emergence Date, $10 of goodwill was recorded in connection with the adoption of fresh start accounting representing the excess of reorganization value over the fair value of identifiable net assets. In connection with the Catalyst Transaction described in Note 2, we determined that sufficient indicators of a potential impairment of our goodwill existed as of December 31, 2014 and we performed an impairment analysis. As a result of this analysis, we determined that the carrying value of our goodwill exceeded its implied fair value (Level 3) and as a result we recognized an impairment charge of $1 for goodwill during the fourth quarter of 2014. No impairment was recorded in 2013. As of December 31, 2014, the carrying value of goodwill is $9.

Amortizable intangible assets

Amortizable intangible assets, net as of December 31, 2014 and 2013 were comprised of the following:

	Successor
	2014				2013
	Gross Carrying Value	Accumulated Amortization	Impairment	Net	Gross Carrying Value	Accumulated Amortization	Net
Customer Relationships	$45	$9	$—	$36	$45	$4	$41
Trademarks/Trade Names	25	5	5	15	25	3	22

	$70	$14	$5	$51	$70	$7	$63

On the Emergence Date, intangible assets of the Successor Company were identified and valued at their fair value, to be amortized over an estimated life of 10 years. Amortization expense for 2014, 2013 and 2012 was $7, $7 and $6. In connection with the Catalyst Transaction described in Note 2, we determined that sufficient indicators of a potential impairment of our trademarks/ trade names existed as of December 31, 2014 and we performed an impairment analysis. As a result of this analysis, we determined that the carrying value of our trademarks/ trade names exceeded their fair value (Level 3) and as a result we recognized an impairment charge of $5 for amortizable intangible assets during the fourth quarter of 2014.

We estimate that the amortization expense will be approximately $6 per year for each of the next five years. Actual amounts of amortization expense may differ from the estimated amounts due to changes in the carrying amount of those assets as a result of potential impairments, impairment charges of intangible assets, intangible asset additions, accelerated amortization of intangible assets, acquisitions and other factors.

8. FINANCIAL INSTRUMENTS

We use fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Fair value is generally defined as the exit price at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale.

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumption about the inputs used in pricing the asset or liability at the measurement date.

Derivative Financial Instruments

Natural Gas

In order to hedge the future cost of natural gas consumed at our mills, we engage in financial hedging of future gas purchase prices, designated as cash flow hedges. We hedge with natural gas swap agreements that are priced based on NYMEX natural gas futures contracts. We measure the fair values of our natural gas contracts based on natural gas futures contracts priced on the NYMEX. As of December 31, 2014 we were party to natural gas swap agreements for notional amounts aggregating 6,480,000 MMBTU’s or approximately $26 of planned natural gas purchases over the term of these agreements. These natural gas swap agreements expire through September 2016 and represent approximately 45% of our total planned natural gas consumption over the term of the agreements.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2014 and 2013, our financial assets and liabilities measured on a recurring basis consisted of natural gas financial hedge contracts. The fair values (Level 2) and carrying amounts of these contracts are not material to our financial statements for the periods presented.

Assets and Liabilities Not Carried at Fair Value

The fair value of debt is based upon quoted market prices for the same or similar issues or on the current interest rates available to us for debt of similar terms and maturities, which are Level 2 inputs in the fair value hierarchy. Details of our debt are as follows:

	Successor
	December 31, 2014		December 31, 2013
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Debt:
Floating rate senior secured term loan	$699	$734	$—	$—
Floating rate senior secured exit term loan	—	—	508	487
Revolving credit facility	—	—	—	—

	$699	$734	$508	$487

Other Fair Value Disclosures

See Note 11 for fair value information of pension plan assets. At December 31, 2014 and 2013, the carrying amounts of all other assets and liabilities that qualify as financial instruments approximated their fair value.

9. OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2014 and 2013 consist of:

	Successor
	2014	2013
Payroll and employee benefit costs	$63	$105
Customer rebates	29	25
Other	67	47

	$159	$177

As of December 31, 2014, $20 in Other current liabilities associated with the Catalyst Transaction have been classified as held for sale on the Consolidated Balance Sheet, consisting of $13 in payroll and employee benefit costs and $7 of other. See Note 2 for additional information.

10. LONG-TERM DEBT

The balances of long-term debt as of December 31, 2014 and 2013 are as follows:

	Successor
	2014	2013
Floating rate senior secured term loan (LIBOR plus 8.25%)	$734	$—
Floating rate senior secured exit term loan (LIBOR plus 6.50%)	—	487
Revolving credit facility	—	—

Total long-term debt, including current portion	734	487
Less: Current portion of long-term debt	(19)	—

Long-term debt	$715	$487

On February 11, 2014, NewPage (the “Borrower”), a wholly-owned subsidiary of NewPage Holdings, entered into a $750 senior secured term loan facility (the “Term Loan Facility” or “New Term Loan Facility”) and a $350 senior secured asset-backed revolving credit facility (the “ABL Facility” or “New ABL Facility”). The Term Loan Facility was used to refinance the indebtedness under the Borrower’s former $500 senior secured exit term loan credit facility, to fund the Special Distribution, to pay certain transaction costs and for general corporate purposes. The boards of directors of NewPage Holdings, NewPage Investment and the Borrower, in unanimous resolutions dated as of February 7, 2014, authorized and declared the Special Distribution. The record date was February 14, 2014, the third business day following the closing date of the Term Loan Facility.

As a result of this refinancing, $25 in principal payments on the former $500 senior secured exit term loan credit facility that were due in the next 12 months from December 31, 2013, were reclassified to long-term as of December 31, 2013.

The ABL Facility was used to replace the Borrower’s former $350 revolving credit facility for general corporate purposes and to pay certain transaction costs and expenses of the pending merger between NewPage Holdings and Verso, but no amounts were drawn under the ABL Facility on the closing date other than certain letters of credit.

In connection with the debt refinancing on February 11, 2014, we recognized a loss on extinguishment/ modification of debt totaling $34 recorded in interest expense. This amount includes the write-off of $4 of unamortized debt issuance cost on the former revolving credit facility and charges associated with the former term loan facility consisting of an $8 prepayment penalty, the write-off of $12 of unamortized debt issuance cost, the write-off of $7 of unamortized discount and $3 of fees paid in connection with the refinancing.

Principal payments on long-term debt for the next five years are payable as follows: $19 in 2015, $38 in 2016, $56 in 2017 and $75 in each of 2018 and 2019.

Senior Secured Term Loan Facilities

The Term Loan Facility, with a maturity date of February 11, 2021, is with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, Credit Suisse Securities (USA) LLC, Barclays Bank PLC, UBS Securities LLC and BMO Capital Markets Corp., as joint lead arrangers and joint book runners and Wells Fargo Bank, National Association, as documentation agent.

Amounts drawn under the Term Loan Facility bear annual interest at either the LIBOR rate plus a margin of 8.25% or at a base rate plus a margin of 7.25%. The interest in effect for the Term Loan Facility at December 31, 2014 was 9.5% and for the former $500 senior secured exit term loan credit facility at December 31, 2013 was 7.75%.

Scheduled principal payments on the Term Loan Facility are due quarterly and begin on September 30, 2015. As of December 31, 2014, quarterly installments due are $9 for each quarter ending from September 30, 2015 through December 31, 2016, $14 for each quarter ending in 2017 and $19 for each quarter ending in 2018 through 2020 with the remaining balance due on February 11, 2021. In connection with the Catalyst Transaction on January 7, 2015, $16 in proceeds were used to pay the September 2015 scheduled principal payment and a portion of the December 2015 scheduled principal payment on the Term Loan Facility. See Note 2 for additional information.

The Borrower has the right to prepay loans under the Term Loan Facility at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR rate loans, subject, however, to a prepayment premium for optional prepayments of the Term Loan Facility with a new or replacement term loan facility with an “effective” interest rate less than that applicable to the Term Loan Facility equal to (1) 3.00% if prepaid prior to the first anniversary of the closing date, (2) 2.00% if prepaid on or after the first anniversary of the closing date and prior to the second anniversary of the closing date and (3) 1.00% if prepaid on or after the second anniversary of the closing date and prior to the third anniversary of the closing date.

The Term Loan Facility is subject to mandatory prepayments in amounts equal to (1) 100% of the net cash proceeds of indebtedness by the Borrower or any of its subsidiary Guarantors (as defined below) (other than indebtedness permitted under the Term Loan Facility), (2) 100% of the net cash proceeds of any nonordinary course sale or other disposition of assets by the Borrower or any of its subsidiary Guarantors (including as a result of casualty or condemnation) (with customary exceptions, thresholds, and reinvestment rights of up to 12 months or 18 months if contractually committed to within 12 months), and (3) 75% of “excess cash flow” for each fiscal year beginning with the fiscal year ending December 31, 2015, subject to possible step-downs based on total net first lien leverage ratio thresholds.

The Term Loan Facility requires the Borrower to maintain a maximum total net leverage ratio on the last day of any fiscal quarter when loans are outstanding under the Term Loan Facility. The initial maximum total net leverage ratio threshold shall be 4.10 to 1.00 through the fiscal quarter ending September 30, 2014, stepping down every year thereafter to a maximum total net leverage ratio threshold of 3.50 to 1.00 for the fiscal quarter ending December 31, 2019 and thereafter.

Senior Secured Revolving Credit Facilities

The ABL Facility is with certain lenders and Barclays Bank PLC, as administrative agent and collateral agent; BMO Harris Bank N.A., as co-collateral agent; Barclays Bank PLC, Credit Suisse Securities (USA) LLC, UBS Securities LLC, BMO Capital Markets Corp. and Wells Fargo Bank, National Association, as joint lead arrangers and joint book runners; and Credit Suisse AG, UBS Securities LLC, BMO Harris Bank N.A. and Wells Fargo Bank and National Association, as co-syndication agents.

The ABL Facility, with a maturity date of February 11, 2019, provides for an asset-based, revolving credit facility with an aggregate lender commitment of up to $350 at any time outstanding, subject to borrowing base availability, including a $30 swingline sub-facility and a $200 letter of credit sub-facility.

The amount of borrowings and letters of credit available to NewPage under the revolving credit facility is limited to the lesser of $350 or an amount determined pursuant to a borrowing base, as defined in the revolving credit agreement ($343 as of December 31, 2014). As of December 31, 2014, we had $306 available for borrowings after reduction for $37 in letters of credit. As of December 31, 2014, there were no borrowings outstanding on the ABL Facility. The sale of certain assets and liabilities in January 2015 associated with the Catalyst Transaction will result in a reduction in the borrowing base of approximately $60 based on the borrowing base amount at December 31, 2014.

Availability under the ABL Facility is subject to a borrowing base, which at any time was equal to: the sum of (i) 85% of eligible accounts receivable plus (ii) the lesser of 75% of eligible inventory of NewPage or 85% of the net orderly liquidation value of eligible inventory of NewPage, minus reserves established by the co-collateral agents.

Amounts drawn under the ABL Facility bear annual interest at either the LIBOR rate plus a margin of 1.75% to 2.25% or at a base rate plus a margin of 0.75% to 1.25%. The interest rate margins on the ABL Facility are subject to adjustments based on the average availability of the ABL Facility. The initial margins for borrowings under the ABL Facility are 2.00% in the case of LIBOR rate loans and 1.00% in the case of base rate loans. The commitment fee payable on the unused portion of the ABL Facility equals 0.375% or 0.50% based on the average availability of the ABL Facility. The Borrower has also agreed to pay customary letter of credit fees.

Under the ABL Facility, the Borrower is subject to a springing minimum fixed charge coverage ratio of 1.00 to 1.00 at any time when excess availability is less than the greater of (a) 10% of the lesser of (i) the borrowing base at such time and (ii) the aggregate amount of commitments at such time or (b) $20.

Customary Conditions and Covenants

Availability under the Term Loan Facility and the ABL Facility is subject to customary borrowing conditions. The Term Loan Facility and the ABL Facility are fully and unconditionally guaranteed on a joint and several basis by all of the Borrower’s existing and future direct and indirect wholly owned material domestic restricted subsidiaries, subject to certain exceptions, and by NewPage Investment, the

Borrower’s direct parent (collectively, the “Guarantors”). Amounts outstanding under the ABL Facility and Term Loan Facility are secured by substantially all of the assets of the Borrower and the Guarantors, subject to certain exceptions. The security interest with respect to the ABL Facility consists of a first-priority lien with respect to most inventory, accounts receivable, bank accounts, and certain other assets of the Borrower and the Guarantors (the “ABL Priority Collateral”) and a second-priority lien with respect to all other collateral (the “Term Loan Priority Collateral”). The security interest with respect to the Term Loan Facility consists of a first-priority lien with respect to the Term Loan Priority Collateral and a second-priority lien with respect to the ABL Priority Collateral.

The Term Loan Facility and the ABL Facility contain certain additional covenants that, among other things, and subject to certain exceptions, restrict the Borrower’s and its restricted subsidiaries’ ability to incur additional debt or liens, pay dividends, repurchase common stock, prepay other indebtedness, sell, transfer, lease, or dispose of assets and make investments in or merge with another company. The Term Loan Facility and the ABL Facility also contain covenants applicable to NewPage Investment that, among other things, and subject to certain exceptions, limit NewPage Investment’s ability to incur additional debt or liens and require NewPage Investment to continue to directly own 100% of the equity interests of the Borrower. The Term Loan Facility and the ABL Facility provide for customary events of default, including a cross-event of default provision in respect of any other existing debt instruments having an aggregate principal amount exceeding $50, subject to applicable threshold, notice and grace period provisions. If an event of default occurs, the lenders under the Term Loan Facility or the ABL Facility, as applicable, are entitled to accelerate the advances made thereunder and exercise rights against the collateral.

As of December 31, 2014, we are in compliance with all covenants.

Interest Expense

As a result of the stay of claims pursuant to the Chapter 11 Proceedings we were not obligated to pay interest on pre-petition unsecured or under-secured debt. We did continue to make interest payments on the First-Lien Notes. However, in 2012, $63 of post-petition First-Lien Notes interest expense was reversed into income as it was re-characterized as a principal reduction. This interest was previously expensed in 2011. While in Chapter 11, we did not accrue or pay interest or make debt service payments on the other unsecured or under-secured debt which has resulted in a reduction of our cash outflow related to debt service of approximately $321 in 2012.

11. RETIREMENT AND OTHER POSTRETIREMENT BENEFITS

We provide retirement benefits for certain employees. Pension benefits are provided through employer-funded qualified defined benefit plans and are a function of either years worked multiplied by a flat monetary benefit, or years worked multiplied by the highest five year’s average earnings out of the last ten years of an employee’s pension-eligible service. Effective January 1, 2009, the existing defined benefit plan was frozen for salaried employees and was replaced with a cash balance plan. Effective December 31, 2010, benefit accruals to the cash balance pension plan were also frozen. Accrued benefits will continue to earn annual interest credits, but participants will no longer earn cash balance benefit credits. Effective September 1, 2011, we terminated a non-qualified defined benefit pension plan in the United States. Effective March 31, 2013, the defined benefit plan for hourly employees was frozen to new entrants and benefit accruals were frozen for a designated population. Over the next few years, the remaining population will continue receiving service accruals toward their pension benefits but will no longer be receiving multiplier increases.

During Chapter 11 proceedings, all of our labor unions entered into a comprehensive bargaining agreement freezing the union pension plan to new entrants as of March 31, 2013, emphasizing the defined contribution plan for the delivery of retirement benefits. Under the terms of the agreement, all negotiated future pension multiplier increases will be honored. After the last increase goes into effect for each union, covered employees will then receive additional employer contributions to their accounts within NewPage Holdings’ defined contribution plan. Long-service employees over a certain age were given the option of staying in the current pension plan arrangement or moving to the new defined contribution approach.

We also provide other retirement and post-employment benefits for certain employees, which may include healthcare benefits for certain retirees prior to their reaching age 65, healthcare benefits for certain retirees on and after their reaching age 65, long-term disability benefits, continued group life insurance and extended health and dental benefits. These benefits are provided through various employer- and/or employee-funded postretirement benefit plans. We generally fund the employer portion of these other postretirement benefits on a pay-as-you-go basis. For certain postretirement healthcare plans, employer contributions toward the annual healthcare premium equivalent for retirees are limited to a specific monetary value or percentage. In these cases, the remainder of the premium equivalent is the responsibility of the retiree. Certain of the other postretirement benefits are provided in accordance with collective bargaining agreements.

We also sponsor defined contribution plans for certain employees. Employees may elect to contribute a percentage of their salary on a pre-tax basis, subject to regulatory limitations, into an account with an independent trustee which can then be invested in a variety of investment options at the employee’s discretion. We may also contribute to the employee’s account depending upon the requirements of the plan. For certain employees, these employer contributions may be in the form of a specified percentage of each employee’s total compensation or in the form of discretionary profit-sharing that may vary depending on the achievement of certain company objectives. Certain defined contribution benefits are provided in accordance with collective bargaining agreements. During the years ended December 31, 2014, 2013 and 2012, we incurred expenses of $29, $25 and $19 for employer contributions to these defined contribution plans.

In connection with the Catalyst Transaction, employees at the Biron and Rumford mills, including the union hourly employees, transferred to Catalyst. In connection with the APA, no pension assets were acquired and no pension or other postretirement benefit obligations were assumed by Catalyst. Catalyst assumed the collective bargaining agreements covering these two mills and as a result is required to provide pension and retiree medical benefits to the extent that will make the employees whole relative to their current bargaining agreements. NewPage has agreed to pay for any pension subsidies that the union employees may earn during their employment at Catalyst from January 7, 2015 (the date the Catalyst Transaction was consummated) to June 30, 2018.

The following tables set forth the changes in the benefit obligation relating to defined benefit pension and other postretirement benefits and fair value of plan assets during the year and also the funded status of our defined benefit pension and other postretirement benefit plans showing the amounts recognized in our Consolidated Balance Sheets as of December 31, 2014 and 2013.

	Successor
	Pension Plans
	2014	2013
Benefit obligation at beginning of period	$1,322	$1,495
Service cost	9	14
Interest cost	65	61
Benefits paid	(79)	(89)
Actuarial (gains) losses	252	(159)

Benefit obligation at end of period	1,569	1,322

Fair value of plan assets at beginning of period	1,112	1,029
Actual return on plan assets	105	131
Employer contributions	39	41
Benefits paid	(79)	(89)

Fair value of plan assets at end of period	1,177	1,112

Funded status at end of period	$(392)	$(210)

Included in the balance sheet
Other long-term obligations	$(392)	$(210)

Total liability	$(392)	$(210)

Weighted-average assumptions:
Discount rate	4.2%	5.0%

	Successor
	Other Postretirement Plans
	2014	2013
Benefit obligation at beginning of period	$60	$74
Service cost	1	1
Interest cost	2	2
Benefits paid	(11)	(13)
Actuarial (gains) losses	2	(4)

Benefit obligation at end of period	54	60

Fair value of plan assets at beginning of period	—	—
Employer contributions	11	13
Benefits paid	(11)	(13)

Fair value of plan assets at end of period	—	—

Funded status at end of period	$(54)	$(60)

Included in the balance sheet
Other current liabilities	$(10)	$(11)
Other long-term obligations	(44)	(49)

Total net asset (liability)	$(54)	$(60)

Weighted-average assumptions:
Discount rate	3.6%	4.2%

The assumed discount rates used in determining the benefit obligations were determined by reference to the yield of a settlement portfolio from a universe of high quality bonds across the full maturity spectrum generally rated at Aa maturing in conjunction with the expected timing and amount of future benefit payments.

During the fourth quarter of 2014, we adopted the new mortality tables issued by the Society of Actuaries which increased the benefit obligations by approximately $80 as of December 31, 2014.

The amounts in accumulated other comprehensive income (loss) before tax that had not been recognized as components of net periodic defined benefit pension and other postretirement benefit cost as of December 31, 2014 and 2013 is as follows:

	Successor
	2014
	Pension Plans	Other Post- retirement Plans	Total
Unrecognized net actuarial gains (losses)	$(13)	$2	$(11)
Net prior service (cost) credit	—	—	—

Total accumulated other comprehensive income (loss)	$(13)	$2	$(11)

	Successor
	2013
	Pension Plans	Other Post- retirement Plans	Total
Unrecognized net actuarial gains (losses)	$219	$4	$223
Net prior service (cost) credit	—	—	—

Total accumulated other comprehensive income (loss)	$219	$4	$223

The components of other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Successor
	2014
	Pension Plans	Other Post- retirement Plans	Total
Net actuarial gains (losses)	$(225)	$(2)	$(227)
Amortization of net actuarial gains (losses)	(7)	—	(7)

Total recognized in other comprehensive income (loss)	$(232)	$(2)	$(234)

	Successor
	2013
	Pension Plans	Other Post- retirement Plans	Total
Net actuarial gains (losses)	$219	$4	$223

Total recognized in other comprehensive income (loss)	$219	$4	$223

	Predecessor
	2012
	Pension Plans	Other Post- retirement Plans	Total
Net actuarial gains (losses)	$(115)	$6	$(109)
Amortization of net actuarial gains (losses)	18	—	18
Net prior service (cost) credit	(3)	8	5
Amortization of net prior service credit	4	(15)	(11)
Net prior service (cost) credit due to curtailment	24	—	24
Application of fresh start accounting	425	(75)	350

Total recognized in other comprehensive income (loss)	$353	$(76)	$277

The net actuarial gains for the defined benefit pension plans and other postretirement benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year is zero.

Total accumulated benefit obligation (“ABO”) as of December 31, 2014 and 2013 was $1,569 and $1,322 for all defined benefit pension plans.

The following shows the ABO, the projected benefit obligation (“PBO”) and the fair value of plan assets as of December 31, 2014 and 2013 for defined benefit pension plans where the ABO and PBO exceed the fair value of plan assets:

	Successor
	2014	2013
ABO	$1,569	$1,322
PBO	1,569	1,322
Fair value of assets	1,177	1,112

Plan Assets

The Investment Policy Committee (“IPC”), in consultation with our actuarial consultants, investment managers and investment consultant, has developed a diversified investment management program for the pension trusts that efficiently maximizes return and minimizes risk over the longer term, based on risk return and correlation assumptions established by the investment consultant. Funds are allocated among the trusts’ investment managers within asset allocation target ranges. The IPC believes that a strategic long-term asset allocation plan implemented in a consistent and disciplined manner will be the major determinate of investment performance. We believe the trusts have adequate liquidity to meet current and short-term obligations. Additionally, the strategy attempts to match long-term obligations with a long-duration bond strategy within the fixed income allocation. The IPC reviews the investment policy statements at least once per year. In addition, the portfolios are reviewed at least quarterly to determine their deviation from target weightings and are rebalanced as necessary.

The long-term strategic allocation target ranges for investments of the pension plans are as follows:

Cash and cash equivalents	0% to 5%
Equity securities	30% to 80%
Debt securities	20% to 40%
Real estate	0% to 10%
Other, including alternative investments	0% to 15%

The expected role of equity investments is to invest in well-diversified portfolios of domestic and international securities. The expected role of debt investments is to invest in well-diversified portfolios of debt instruments such that the average weighted duration does not exceed the duration of the Barclays Capital Aggregate Bond Index by more than approximately two years.

The expected long-term rates of return on plan assets were derived based on the capital market assumptions for each designated asset class under the respective trust’s investment policy. The capital market assumptions reflect a combination of historical performance analysis and the forward-looking return expectations of the financial markets.

The returns on these assets have generally matched the broader market. We are monitoring the effects of the market declines on our minimum pension funding requirements and pension expense for future periods.

The fair values of plan assets at December 31, 2014, by asset classification are as follows:

	Successor
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies (“RICs”) (1):
Global equity	$62	$62	$—	$—
Emerging markets equity	52	52	—	—

	114	114	—	—

Corporate debt (2):
Aaa to A-	34	—	34	—
Baa+ to B-	35	—	35	—

	69	—	69	—

Common/collective trusts (1):
Short term	7	—	7	—
U.S. equity	444	—	444	—
Global equity	—	—	—	—
International equity ex-U.S.	152	—	152	—
Long bond	139	—	139	—
Treasuries	48	—	48	—

	790	—	790	—

Government securities - other (3):
Aaa to A	18	—	18	—
Baa+ to B-	1	—	1	—

	19	—	19	—

Other types of investments:
Government securities - U.S. (3)	57	—	57	—
Hedge funds multi-strategy (4)	66	—	—	66
Common stock - real estate (5)	43	43	—	—
Partnership/joint venture interests (6)	18	—	—	18
Cash and cash equivalents	1	1	—	—

	185	44	57	84

Total	$1,177	$158	$935	$84

The fair values of plan assets at December 31, 2013, by asset classification are as follows:

	Successor
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies (“RICs”) (1):
Global equity	$63	$63	$—	$—
Emerging markets equity	57	57	—	—

	120	120	—	—

Corporate debt (2):
Aaa to A-	25	—	25	—
Baa+ to Ba-	28	—	28	—

	53	—	53	—

Common/collective trusts (1):
Short term	3	—	3	—
U.S. equity	406	—	406	—
Global equity	56	—	56	—
International equity ex-U.S.	134	—	134	—
Long bond	116	—	116	—
Treasuries	46	—	46	—

	761	—	761	—

Government securities - other (3):
Aaa to A-	11	—	11	—
Baa+ to Baa-	2	—	2	—

	13	—	13	—

Other types of investments:
Government securities - U.S. (3)	54	—	54	—
Hedge funds multi-strategy (4)	60	—	—	60
Common stock - real estate (5)	33	33	—	—
Partnership/joint venture interests (6)	17	—	—	17
Cash and cash equivalents	1	1	—	—

	165	34	54	77

Total	$1,112	$154	$881	$77

(1)	Common/collective trusts and registered investment companies are valued using a Net Asset Value (“NAV”) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares or units outstanding. The fair value of the underlying securities within the fund, which are generally traded on an active market, are valued at the closing price reported on the active market on which those individual securities are traded.

(2)	Corporate debt is valued primarily based on observable market quotations for similar bonds at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flows approach using current yields on similar instruments of issuers with similar credit ratings.
(3)	Government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.
(4)	Hedge funds are private investment vehicles valued using a NAV provided by the manager of each fund. A variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager to value the investments.
(5)	Common stocks are valued based on quoted market prices at the closing price as reported on the active market on which the individual securities are traded.
(6)	Partnership/joint ventures are valued based on the fair value of the underlying securities within the fund, which include investments both traded on an active market and not traded on an active market. For those investments that are traded on an active market, the values are based on the closing price reported on the active market on which those individual securities are traded. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager to value investments.

The following is a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs for Level 3 assets for the pension plans as of December 31, 2014.

	Successor
	Total	Common/ collective trusts and RICs	Partnership/joint venture interests	Hedge funds	Government securities
Balance at December 31, 2013	$77	$—	$17	$60	$—
Realized gains (losses)	—	—	—	—	—
Unrealized gains (losses)	6	—	—	6	—
Purchases (sales)	1	—	1	—	—
Transfers in (out) of Level 3	—	—	—	—	—

Balance at December 31, 2014	$84	$—	$18	$66	$—

The following is additional information regarding Level 3 investments, held at December 31, 2014 that calculate net asset value per share (or its equivalent):

	Successor
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Multi-strategy hedge fund (a)	$35	$—	Quarterly	30 days
Debt securities hedge fund (b)	31	—	Semi-annually	90 days
Private equity (c)	18	6	N/A	N/A

	$84	$6

The following is a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs for Level 3 assets for the pension plans as of December 31, 2013:

	Total	Common/ collective trusts and RICs	Partnership/joint venture interests	Hedge funds	Government securities
Balance at December 31, 2012 (Successor)	$85	$—	$17	$68	$—
Realized gains (losses)	10	—	—	10	—
Unrealized gains (losses)	—	—	—	—	—
Purchases (sales)	(18)	—	—	(18)	—
Transfers in (out) of Level 3	—	—	—	—	—

Balance at December 31, 2013 (Successor)	$77	$—	$17	$60	$—

The following is additional information regarding Level 3 investments, held at December 31, 2013 that calculate net asset value per share (or its equivalent):

	Successor
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Multi-strategy hedge fund (a)	$33	$—	Quarterly	30 days
Debt securities hedge fund (b)	27	—	Semi-annually	90 days
Private equity (c)	17	9	N/A	N/A

	$77	$9

(a)	The funds invest in equities, equity-related instruments, fixed income and other debt-related instruments, real estate and other tangible assets, cash and cash equivalents, options, futures, swaps and other derivatives. The fund utilizes leverage in its investment program and includes both long and short positions. The fund’s investment objective is to generate consistent, absolute returns with low volatility.
(b)	The fund’s objective is to achieve superior risk-adjusted total returns by investing primarily in public and private non-investment grade and nonrated debt securities. Securities and other instruments acquired by the Fund may include all types of debt obligations consisting primarily of public and private non-investment grade and nonrated debt, convertible bonds, preferred stock, bank debt, middle market loans and notes, trade claims, liquidating trusts, assignments, options swaps and any other securities with fixed-income characteristics, including, without limitation, debentures, notes deferred interest, pay-in-kind or zero coupon bonds, mortgages and mortgage-backed securities, collateralized mortgage obligations, other real-estate related instruments. The fund may also acquire common or preferred stock, warrants to purchase common or preferred stock, and any other equity interests.
(c)	This category consists of several private equity funds some of which invest in other limited partnerships which make equity-oriented investments in young, growing or emerging companies or entities. Additionally, the funds can invest in limited partnerships or other pooled investment vehicles which, in turn, make investments in management buy-in, management buy-out, leveraged buy-out, mezzanine, special situation and recapitalization transactions or other partnerships either directly or purchased in the secondary market, as well as investments in mezzanine, distressed and venture debt. These funds invest in a wide range of industries primarily in the United States. These investments cannot be redeemed. Instead, distributions are received when the underlying assets of the funds are liquidated.

A summary of the components of net periodic costs for the years ended December 31, 2014 and 2013, is as follows:

Pension Plans	Successor		Predecessor
	2014	2013	2012
Service cost	$9	$14	$17
Interest cost	65	61	65
Amortization of net actuarial (gains) losses	(7)	—	18
Amortization of net prior service cost (credit)	—	—	4
Curtailment	—	—	24
Expected return on plan assets	(78)	(72)	(71)

Net periodic cost (income)	$(11)	$3	$57

Weighted-average assumptions:
Discount rate	5.0%	4.1%	5.0%
Long-term expected rate of return on plan assets	7.1%	7.1%	7.5%
Rate of compensation increase for compensation-based plans	N/A	N/A	N/A

Other Postretirement Plans	Successor		Predecessor
	2014	2013	2012
Service cost	$1	$1	$2
Interest cost	2	2	4
Amortization of net prior service cost (credit)	—	—	(15)

Net periodic cost (income)	$3	$3	$(9)

Weighted-average assumptions:
Discount rate	4.2%	3.4%	4.4%
Weighted-average healthcare cost trend rate	7.3%	8.0%	8.0%

The annual rate of increase in healthcare costs is assumed to decline ratably each year until reaching 5% in 2018.

A one-percentage-point change in assumed retiree healthcare costs trend rates would have the following effects at December 31, 2014 (Successor):

	Increase	Decrease

Effect on total service and interest cost components	$—	$—
Effect on accumulated postretirement benefit obligation	—	—

Estimated future benefit payments for the plans for each of the next five years and for the five years thereafter are expected to be paid as follows (Successor):

	Pension Plans	Other Postretirement Plans
2015	$74	$10
2016	77	9
2017	81	8
2018	84	6
2019	87	5
2020 through 2024	474	12

Expected employer contributions to be paid during the next year are as follows (Successor):

	Pension Plans	Other Postretirement Plans
Expected contributions during 2015	$31	$10

12. INCOME TAXES

The principal current and noncurrent deferred tax assets and liabilities as of December 31, 2014 and 2013 are as follows.

	Successor
	2014	2013
Deferred tax assets:
Net operating loss carryforwards	$350	$296
Compensation-related costs	205	233
Intangible assets	5	5
Tax credits	109	108
Other accruals and reserves	15	15

Total deferred tax assets	684	657
Valuation allowance	(465)	(334)

Net deferred tax assets	219	323

Deferred tax liabilities:
Property, plant and equipment	(201)	(318)
Inventory	(17)	(4)
Other	(1)	(2)

Total deferred tax liabilities	(219)	(324)

Net deferred tax liability	$—	$(1)

We have not recognized certain tax benefits because of the uncertainty of realizing the entire value of the tax position taken on our income tax returns upon review by the taxing authorities. These uncertain tax benefits will be included as an adjustment to income tax expense upon the expiration of the statutes of limitations or upon resolution with the taxing authorities. We do not expect the amount of unrecognized tax benefits to change significantly within the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2011 (Predecessor)	$92
Reversals-expiration of statutes of limitations	(31)
Attribute reduction related to bankruptcy	(3)

Balance at December 31, 2012 (Predecessor)	58
Settlements	(54)
Additions based on tax positions related to the current year	1

Balance at December 31, 2013 (Successor)	5
Current Year Activity	—

Balance at December 31, 2014 (Successor)	$5

The balance of unrecognized tax benefits including interest and penalties was $5 and $5 at December 31, 2014 and 2013.

The significant components of the income tax provision (benefit) are as follows:

	Successor		Predecessor
	Years Ended December 31,		Year Ended December 31,
	2014	2013	2012
Deferred income tax expense (benefit):
U.S. federal	$(113)	$(63)	$588
State and local	(19)	28	64

Total deferred income tax expense (benefit)	(132)	(35)	652
Valuation allowance	131	34	(671)
Allocation to other comprehensive income	—	(1)	—

Income tax (benefit)	$(1)	$(2)	$(19)

The following table summarizes the major differences between the actual income tax provision (benefit) attributable to income (loss) before income taxes and taxes computed at the U.S. federal statutory rate:

	Successor		Predecessor
	Years Ended December 31,		Year Ended December 31,
	2014	2013	2012
Income tax expense/(benefit) computed at the U.S. federal statutory rate of 35%	$(115)	$(1)	$434
State and local income taxes, net of federal benefit	(19)	31	105
Permanent differences	2	(8)	(462)
Tax credits	—	(3)	—
Valuation allowance	131	34	(671)
Allocation to other comprehensive income	—	(1)	—
Uncertain tax positions	—	(54)	(44)
Chapter 11 plan	—	—	619

Income tax (benefit)	$(1)	$(2)	$(19)

Effective tax rate	0.3%	52.0%	1.5%

Permanent differences of $2 in 2014 relate primarily to provision to return adjustments. Permanent differences of $(8) in 2013 relate primarily to provision to return adjustments associated with the Chapter 11 Proceedings in 2012. Permanent differences of $(462) in 2012 relate primarily to bankruptcy reorganization costs.

The increase in the 2013 effective tax rate is attributable to a small tax benefit being realized in a year with near breakeven income.

We file income tax returns in the United States for federal and various state jurisdictions. As of December 31, 2014, periods beginning in 2011 are still open for examination by various taxing authorities; however, taxing authorities have the ability to adjust net operating loss carryforwards from years prior to 2011.

The federal net operating loss carryforward at December 31, 2014 was $910 and expires between 2021 and 2034. The emergence from Chapter 11 is considered a change of control for purposes of Section 382 of the Internal Revenue Code. As a result, we have limitations on the amount of net operating losses we are able to utilize on an annual basis. We have recorded a valuation allowance against our net deferred income tax benefits as it is unlikely that we will realize those benefits.

For purposes of allocating the income tax benefit to income (loss) before taxes, amounts of other comprehensive income result in income tax expense recorded in other comprehensive income and the offsetting amount as an allocation to tax benefit from operations. For the year ended December 31, 2014, we have allocated zero tax expense to other comprehensive income (loss) as a result of our reported loss in continuing operations while reporting a loss in other comprehensive income.

The tax credit carryforwards, which relate primarily to federal energy credits, begin to expire in fiscal 2015.

The tax benefit for 2012 reflects $(17) tax benefit related to a reversal of a tax reserve associated with the December 2007 acquisition of Stora Enso North America.

Income tax-related interest expense and statutory penalties imposed by taxing authorities are recognized as income tax expense (benefit). The total amount of tax related interest and penalties in the Consolidated Balance Sheets was zero at December 31, 2014 and 2013. The amount of expense (benefit) for interest and penalties included in the Consolidated Statements of Operations was zero for the years ended December 31, 2014 and 2013, and $(10) for the year ended December 31, 2012.

A reconciliation of the valuation allowance on deferred tax assets is as follows:

Balance at December 31, 2011 (Predecessor)	$971
Current year activity	(671)

Balance at December 31, 2012 (Predecessor)	300
Current year activity	34

Balance at December 31, 2013 (Successor)	334
Current year activity	131

Balance at December 31, 2014 (Successor)	$465

13. COMMITMENTS AND CONTINGENCIES

Contingencies

We are involved in various litigation and administrative proceedings that arise in the ordinary course of business. We believe the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, either individually or combined, will not have a material adverse effect on our financial condition, results of operation or liquidity.

Commitments

We are party to fiber supply agreements that entitle us to purchase minimum volumes of wood at market prices for periods through 2022, with renewal periods at our option. We are required to purchase minimum levels and have optional volumes that we can purchase under some of the agreements. The agreements include a limitation of damages under which our maximum potential damages for default are based on a price per ton of wood not delivered, and excuse performance if the failure is the result of a force majeure event that would have prevented either party from performing its obligations. The aggregate maximum amount of potential damages declines from approximately $17 per year in 2015 through 2022 and totals an aggregate of $58 for all periods, which includes commitments relating to the Rumford mill. The maximum amount of potential damages pertaining to Rumford is $9 per year and an aggregate amount of $36. These contracts are assignable by either party with mutual consent.

We have provided letters of credit to various environmental agencies as a means of providing financial assurance with regard to environmental liabilities. We also provided letters of credit or other financial assurance obligations to fulfill supplier financial assurance requirements and provide letters of credit to insurance companies as collateral for self-insured obligations. As of December 31, 2014, we had $37 in outstanding letters of credit. Payment would only be required under these letters of credit if we defaulted on commitments made under these arrangements.

We are a party to a service agreement whereby we purchase information technology services through December 31, 2017, necessary to support our operations, at specified monthly base prices. The base price for services under this agreement is approximately $9 annually and can be terminated with early termination payments that decline over time.

In connection with the consummation of the Merger, NewPage Holdings became a guarantor of substantially all of the debt of Verso Corporation. NewPage, the operating subsidiary under NewPage Holdings and all subsidiaries of NewPage are not guarantors of Verso Corporation’s debt obligations. See Note 2 for additional information.

14. EQUITY

Successor Company

NewPage Holdings is authorized under its certificate of incorporation, which was amended and restated on the Emergence Date, to issue up to 16,100,000 shares of capital stock, consisting of: (i) 16,000,000 shares of common stock, par value $0.001 per share, and (ii) 100,000 shares of preferred stock, par value $0.001 per share. There is no established public trading market for NewPage Holdings’ common or preferred stock and we have never paid or declared a cash dividend on the common stock other than the Special Distribution in February 2014 associated with the Merger Agreement. Upon payment of the Special Distribution, all outstanding stock options were modified to reduce the exercise price of each stock option by the amount of the per share Special Distribution ($34.35 per share) and each restricted stock unit received a dividend equivalent right, which entitles its holder to receive a cash payment equal to the per share Special Distribution, payable when the underlying unit vests. See Note 2 for additional information.

Preferred Stock

As of December 31, 2014 and 2013, no preferred shares were issued and outstanding.

Common Stock

On the Emergence Date and pursuant to the Chapter 11 plan, we issued an aggregate of 7,080,000 shares of common stock and reserved 786,667 shares of common stock for future issuance under the NewPage Holdings 2012 Long-Term Incentive Plan, as amended (“2012 LTIP”). In 2014, 24,079 restricted stock units vested resulting in the issuance of 24,079 shares of common stock to settle the awards. Concurrently with this issuance, we purchased 11,593 of the shares as treasury shares to fund tax withholdings for the recipients. We expect to purchase shares as treasury shares to fund tax withholdings for recipients upon vesting of awards in future periods.

On July 15, 2014, pursuant to the Chapter 11 Plan of Reorganization (“POR”), 12,285 unclaimed and undistributed shares of common stock became treasury shares in accordance with the POR.

Stock-based Compensation

Upon emergence from the Chapter 11 Proceedings, NewPage Holdings had 786,667 shares of common stock reserved for future issuance under the 2012 LTIP. Grants under the 2012 LTIP could include stock options, stock appreciation rights, restricted stock awards, restricted stock units and other equity-based awards. Awards issued meet liability classification requirements and are re-measured at fair value as of each balance sheet date with the cumulative effect of changes in fair value recognized in the period of change as an adjustment to compensation cost. The stock options and restricted stock units have a term of 7 years from the grant date and vest over a four-year period from the grant date (25% on each anniversary of the grant date). Included in selling, general and administrative expenses for the year ended December 31, 2014 and 2013 is equity award expense of $11, including $1 associated with cash dividend equivalents, and $14.

The following table summarizes stock option activity in the 2012 LTIP:

	Options Outstanding	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2013	526,026	$129.68
Granted	—	—
Exercised	—	—
Forfeited	(25,226)	107.43
Expired	(5,448)	95.33

Outstanding at December 31, 2014	495,352	95.33

Exercisable at December 31, 2014	202,758	95.33

The weighted average remaining contractual life for options outstanding and for options exercisable as of December 31, 2014, was approximately 5 years. As of December 31, 2014, the aggregate intrinsic value of options outstanding was $15 and for options exercisable was $6.

The weighted average grant date fair value of stock options granted in 2013 and 2012 was $10 and $15. There were no stock options granted in 2014. For purposes of determining compensation expense, the grant date fair value per share of the stock options under the 2012 LTIP was estimated using the Black-Scholes option pricing model which requires the use of various assumptions including the expected life of the option, expected dividend rate, expected volatility and risk-free rate.

Key assumptions used on the grant dates for determining the fair value of the stock options granted in 2013 and 2012 were as follows:

	Year Ended December 31,
	2013	2012

Weighted-average grant date fair value of options granted	$46.01	$45.97
Weighted-average grant date assumptions used for grants:
Expected volatility	55%	55%
Risk-free interest rate	0.73%	0.75%
Expected life of option (in years)	4.75	4.75
Dividend rate	0.0%	0.0%

The 4.75-year expected life (estimated period of time outstanding) of stock options granted in 2013 and 2012 was estimated using the “simplified method” which utilizes the midpoint between the vesting dates and the end of the contractual term. This method is utilized due to the lack of historical exercise behavior of the participants in the 2012 LTIP. For all stock options granted during 2013 and 2012, no dividends are expected to be paid over the term of the stock options, other than the Special Distribution in February 2014 associated with the Merger Agreement, which resulted in a corresponding reduction in the exercise price of all outstanding stock options. The expected volatility rate for all stock options granted during 2013 and 2012 is based on the historical volatilities of appropriate peer companies. The risk-free interest rate is specific to the date of the grant using the yield on the 5-year U.S. Treasury bonds.

	Year Ended December 31,
	2014	2013	2012

Weighted-average fair value of options at re-measurement	$42.11	$35.77	$46.02
Weighted-average assumptions used for re-measurement:
Expected volatility	39%	43%	55%
Risk-free interest rate	0.97%	1.20%	0.75%
Expected life of option (in years)	2.91	3.80	4.75
Dividend rate	0.0%	0.0%	0.0%

Compensation cost of $7 and $9 was recognized in 2014 and 2013 related to the stock option awards. Our Convenience Date for emergence from Chapter 11 proceedings is December 31, 2012 resulting in no compensation cost recognized in 2012 related to the stock options awarded in 2012. As of December 31, 2014 unrecognized compensation cost for outstanding stock options is $5 which is expected to be recognized over a weighted average period of 2 years.

The following table summarizes restricted stock units activity in the 2012 LTIP:

	Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value Per Share
Non-vested at December 31, 2013	83,961	$108.72
Granted	4,820	114.05
Vested	(24,079)	108.72
Forfeited	(4,453)	108.72

Non-vested at December 31, 2014	60,249	109.15

The grant date fair value per share of the restricted stock units granted in 2014, 2013 and 2012 is equal to the fair value per share of NewPage Holdings’ common stock. The restricted stock units granted in 2014, 2013 and 2012 have a weighted average grant date fair value of $1, $5 and $6. Compensation cost of $4 and $5 was recognized in 2014 and 2013 related to the restricted stock units. Our Convenience Date for emergence from Chapter 11 proceedings was December 31, 2012 resulting in no compensation cost recognized in 2012 related to the restricted stock units awarded upon emergence. The total fair value of the restricted stock units that vested during 2014 was $2. As of December 31, 2014, unrecognized compensation cost for non-vested restricted stock units is $4 which is expected to be recognized over a weighted average period of 2 years.

NewPage Group, the former indirect parent of the Predecessor Company

NewPage Group had 400,000,000 shares authorized, consisting of 300,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. There was no established public trading market for the common or preferred stock of NewPage Group and the entity has never paid or declared a cash dividend on the common stock.

Prior Stock-based Compensation of NewPage Group

Included in selling, general and administrative expenses for the year ended December 31, 2012, is equity award expense of $1 representing normal 2012 expense as well as accelerated expense resulting from the cancellation of the unvested stock options outstanding as of the Emergence Date.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of tax, as of December 31, 2014 and 2013 are as follows:

	Successor
	2014	2013
Unrecognized gain (loss) on defined benefit plans, net of tax (benefit) of $(1) and $(1)	$(12)	$222
Unrealized gain (loss) on cash flow hedges	(6)	1

Accumulated other comprehensive income (loss)	$(18)	$223

16. LEASE OBLIGATIONS

We lease certain buildings, transportation equipment and office equipment under operating leases with terms of one to 10 years. Rental expense for the years ended December 31, 2014, 2013 and 2012 was $22, $21 and $18.

As of December 31, 2014, future minimum non-cancelable operating lease payments are as follows:

Operating Leases
2015	$5
2016	4
2017	3
2018	2
2019	1
Thereafter	—

Total minimum lease payments	$15

17. RELATED PARTY TRANSACTIONS

Successor Company

The Goldman Sachs Group (which, together with its affiliates, we refer to collectively as Goldman Sachs), a shareholder of NewPage Holdings, was the syndication agent and joint lead arranger and joint bookrunner for our $500 senior secured exit term loan credit facility (“Term Loan”) and our $350 revolving credit facility (“Revolver”), both established as part of our exit financing. Since emergence from Chapter 11, Goldman Sachs has also held a board position on the NewPage Holdings board of directors. We incurred interest expense of $39 in 2013 in relation to the Term Loan. We paid financing fees of $9 to Goldman Sachs in 2012 in relation to establishing the Term Loan and Revolver. A portion of the interest and financing fees were allocated to the various lenders of the Term Loan.

Goldman Sachs has acted as financial advisor to us in connection with the Merger. Pursuant to the terms of its engagement letter, we agreed to pay Goldman Sachs a transaction fee of approximately $12, all of which became payable upon consummation of the Merger, and to reimburse Goldman Sachs’ expenses arising, and to indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement. Goldman Sachs has provided certain other investment banking services to us and our affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including in connection with the establishment of the credit facilities described above. In connection with the Merger, Goldman Sachs has also entered into an amendment to NewPage Holdings’ stockholders agreement. See Note 2.

J.P. Morgan Asset Management, a shareholder of NewPage Holdings, was the administrative agent, co-collateral agent and joint lead arranger and joint bookrunner for our Revolver established as part of our exit financing and served in those capacities with respect to our debtor in possession credit agreement established as part of our debtor in possession financing during Chapter 11. We paid financing fees to J.P. Morgan of $2 and $8 in 2013 and 2012 relating to our Revolver and $4 in 2012 related to our debtor in possession credit agreement. A portion of the financing and revolver fees were allocated to the various lenders of the revolver and debtor in possession credit agreement.

Upon payoff of the Term Loan and establishment of the New Term Loan Facility and New ABL Facility in February 2014, Goldman Sachs, J.P. Morgan Asset Management, Franklin Resources, Inc. and Blackrock, all shareholders of NewPage Holdings, each received $14, $16, $30 and $14, respectively, representing their portion of the outstanding loan.

We believe that the terms of the above transactions and agreements were materially consistent with those terms that would have been obtained in an arrangement with unaffiliated third parties.

Predecessor Company

Funds and/or managed accounts affiliated with Cerberus owned a majority of the equity interests of NP Group. Cerberus retained consultants that specialized in operations management and support and who provided Cerberus with consulting advice concerning portfolio companies in which funds and accounts managed by Cerberus or its affiliates have invested. From time to time, Cerberus made the services of these consultants available to Cerberus portfolio companies, including NewPage. We believe that the terms of these consulting arrangements were materially consistent with those terms that would have been obtained in an arrangement with an unaffiliated third party. Activity related to Cerberus’ monitoring of their equity investment, such as non-independent director fees and expenses, were not charged to NP Group. We had commercial arrangements with other entities that were owned or controlled by Cerberus.

We were a party to various purchase and sale agreements with a subsidiary of Stora Enso, a 20% shareholder of the Predecessor Company. We believed that these transactions were on arms’-length terms and were not material to our results of operations or financial position. Stora Enso was also a guarantor related to our capital lease obligation.

18. RECENTLY ISSUED ACCOUNTING STANDARDS

Disclosure of Going Concern Uncertainties

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40) (ASU 2014-15). ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. This guidance is effective for us for the annual period ending December 31, 2016 and interim and annual periods thereafter. We do not expect the adoption of this standard to have a material impact on our consolidated financial position, results of operations and cash flows.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue From Contracts with Customers (Topic 606) (ASU 2014-09), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance is effective for us as of January 1, 2017. We are currently evaluating the potential effect of the adoption of this guidance on our consolidated financial position, results of operations and cash flows.